FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

www.tevapharm.com   www.barrlabs.com

Contact:	Elana Holzman Kevin Mannix Carol Cox	Teva Pharmaceutical Industries Ltd. Teva North America Barr Pharmaceuticals, Inc.	972 (3) 926-7554 (215) 591-8912 (201) 930-3720

WEBCAST ALERT - FOR IMMEDIATE RELEASE

TEVA AND BARR INVITES PUBLIC TO LISTEN TO WEBCAST

Jerusalem, Israel, and Montvale, New Jersey, July 18, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Barr Pharmaceuticals, Inc. (NYSE: BRL) will host a live audio webcast of their investor meeting discussing Teva`s acquisition of Barr on Monday, July 21, 2008, from 12:30-2:00 p.m. ET.

What: Teva`s Acquisition of Barr

When: Monday, July 21, 2008 from 12:30-2:00 p.m. ET

Where: www.tevapharm.com or www.barrlabs.com

How: Live over the Internet - Log on to the Web at the address above and register for the event (approx. 10 minutes before). An archive of the webcast will be available on Teva's and Barr`s Web sites.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

About Barr

Barr Pharmaceuticals, Inc., headquartered in Montvale, New Jersey, is a global specialty pharmaceutical company that operates in more than 30 countries worldwide and is engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals, biopharmaceuticals and active pharmaceutical ingredients. A holding company, Barr operates through its principal subsidiaries: Barr Laboratories, Inc., Duramed Pharmaceuticals, Inc. and PLIVA d.d. and its subsidiaries. The Barr Group of companies markets more than 120 generic and 27 proprietary products in the U.S. and approximately 1,025 products globally outside of the U.S. For more information, visit www.barrlabs.com.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: July 18, 2008

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